                                                Filed Pursuant to Rule 424(b)(4)
                                                              File No. 333-53184


                                January 9, 2001

                                  Prospectus

                             Read-Rite Corporation

                               2,700,000 Shares

                                 Common Stock

                             --------------------

     The 2,700,000 shares of our common stock offered by this prospectus consist of shares originally issued by us in connection with a private placement to the State of Wisconsin Investment Board. The State of Wisconsin Investment Board is identified in this prospectus as a selling stockholder. The selling stockholder is offering all of the shares to be sold in this offering. We will not receive any of the proceeds from this offering. In connection with the private placement, we have agreed to register the shares offered by this prospectus.

     The selling stockholder may sell all or a portion of the shares from time to time on the Nasdaq National Market at prices which will be determined by the prevailing market price for the shares or in negotiated transactions.

     Our common stock is traded on the Nasdaq National Market under the symbol "RDRT." On January 8, 2001, the last sale price of our common stock was $5.66.

                             --------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                             --------------------


               The date of this prospectus is January 9, 2001

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Our Company................................................................  2
Description of the Common Stock............................................  2
Risk Factors...............................................................  2
Use of Proceeds............................................................ 12
Price Range of Common Stock................................................ 12
Dividend Policy............................................................ 13
Plan of Distribution....................................................... 13
Legal Matters.............................................................. 13
Experts.................................................................... 13
Where You Can Find Additional Information.................................. 13

                                  OUR COMPANY

     We were incorporated in California in 1981 and reincorporated in Delaware in 1985. Our principal executive offices are located at 44100 Osgood Road, Fremont, California 94539, and our telephone number at that location is (408) 262-6700.

                        DESCRIPTION OF THE COMMON STOCK

     This prospectus is part of a registration statement of Form S-3 (file no. 333-53184) and relates to sale of 2,700,000 shares our common stock. On November 14, 2000, we sold 2,700,000 shares of our common stock to the State of Wisconsin Investment Board for an aggregate purchase price of $18,100,000. Complete descriptions of the purchase price terms of the sales are set forth in the Stock Purchase Agreement which is an exhibit to our registration statement referenced above.

                                 RISK FACTORS

     You should carefully consider the risks described below. An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors primarily related to our common stock offered by this prospectus and to our business and operations. You should also carefully consider the other information in this prospectus and in the documents incorporated by reference. Some of these factors have affected our financial condition or operating results in the past or are currently affecting us. All of these factors could affect our future financial condition or operating results. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, they could materially adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock and notes could decline.

Our operating results and cash flow may fluctuate because of a number of factors.

     Our operating results and cash flow have fluctuated significantly in the past and are likely to continue to fluctuate in the future as a result of the following factors:

     . short product life cycles that require us to constantly qualify new products for our customers' programs;

     . our inability to be selected as an initial supplier, generally referred to as "design-in wins," on customer programs due to increased competition or our failure to execute;

     . industry cycles of excess and insufficient manufacturing capacity and aggressive pricing strategies;

     .    low product manufacturing yields;

     .    delayed product introductions;

     .    under-utilization of capacity due to lower than anticipated demand;

     .    decreased demand or decreased average selling prices for our products;

     . increased operating costs associated with the ramp-up of production due to increased capacity;

     .    capacity constraints on certain technologies;

     .    product mix changes;

     . increased material costs or the unavailability of material or equipment;

     .    disruptions in our domestic or foreign operations;

     .    new competitive entrants to the market;

     .    reduced average selling prices; and

     .    delays and cancellations of customer product orders.

     As a result of these factors, our past financial results are not necessarily a good predictor of our future operating results. Further, our future operating results may not meet the expectations of public market analysts and investors.

Any decrease in demand for our products could further reduce our revenue, operating margins and cash flows.

     Our customers provide us with individual purchase orders that may be changed or cancelled on short notice, often without material penalties. In the past, our operating results have been harmed by fluctuations in demand for our products. Demand for our products is generally difficult to accurately predict. In the past, demand for our product has been impacted as follows:

     . in the first quarter of fiscal 1998, there was an abrupt reduction in demand for advanced inductive thin film products as there was a quicker than expected industry transition from advanced inductive to magnetoresistive technology;

     .    in fiscal 1998, we were harmed by general industry conditions;

     . in fiscal 1999, the industry made a faster than anticipated transition from magnetoresistive technology to giant magnetoresistive technology; and

     . technology advances increasing areal densities have had the impact of lowering the average number of heads per drive.

     We were harmed in each case because of the decreases in demand. If cancellations or reductions in demand for our products occur in the future, our business, financial condition and results of operations could be seriously harmed.

Delays and cancellations of our customer orders may cause us to underutilize our production capacity, which could significantly reduce our gross margins and result in significant losses.

     Our business has a large amount of fixed costs as the industry is highly capital intensive. If there is a decrease in demand for our products, our production capacity could be under-utilized and as a result we may experience:

     .    equipment write-offs;

     .    restructuring charges;

     .    reduced average selling prices;

     .    increased unit costs; and

     .    employee layoffs.

We have had losses in recent years and we may not be able to regain substained profitability in the foreseeable future, which could adversely affect our ability to implement our business and finance strategies.

     We had net losses of approximately $124.8 million in fiscal 2000, $155.7 million in fiscal 1999 and $319.7 million in fiscal 1998. These losses were caused in part by:

     .    continued competitive pricing pressure;

     . industry trends toward fewer head gimbal assemblies for each headstack assembly;

     . short product life cycles, which resulted in write-down of excess inventory and obsolete products and equipment; and

     . the industry's quicker than expected transition in fiscal 1998 from advanced inductive to magnetoresistive technology and in fiscal 1999 from magnetoresistive to giant magnetoresistive technology.

If we are unable to successfully compete in the highly competitive disk drive industry, our operating results could be harmed.

     The disk drive industry is highly competitive at both the drive level and the component level. Our products often have short life cycles. The price for our products declines substantially over their useful life. We compete on price and our ability to deliver new technology in a timely manner. We also compete on customer service and support, product quality and manufacturing capability. If we are unable to effectively compete, our business, operating results and financial condition could be harmed.

     Our competitors in the merchant market include TDK, Alps and IBM. We also compete against disk drive manufacturers with "captive" or internal recording head manufacturing capabilities, such as Fujitsu, Hitachi, IBM and Seagate. These manufacturers are formidable competitors because they have greater resources and greater customer access. For example in June 1998, one of our largest customers, Western Digital Corporation, announced an agreement with IBM under which IBM would supply Western Digital with giant magnetoresistive heads and other components for Western Digital's manufacture of desktop hard disk drives. If our competitors enter into similar agreements with our customers to supply giant magnetoresistive products in the merchant market in volume quantities at competitive pricing, our operating results could be harmed.

We receive a large percentage of our revenues from only a few customers, the loss of any one would adversely affect our business and financial condition.

     We sell our products to a limited number of customers. During fiscal 2000, Maxtor, Quantum HDD, Samsung and Western Digital each represented over 10% of revenues and together represented approximately 89% of revenues. As a result, we are heavily dependent upon a limited number of customers. If we lose a large customer or if one or more of our large customers reduces their orders, our business, financial condition and operating results will be harmed.

If one or more of our customers is acquired, merged or liquidated, our operating results could be harmed.

     We are heavily dependent on a limited number of customers. If one of these customers is acquired or merged, our business, financial condition and operating results could be harmed.

Because we sell our products to a limited number of customers, we have a concentration of credit risk.

     We are subject to the credit risk of our customers. Consequently, if any one of our customers experiences financial difficulties, our financial condition and business would be affected.

If our customers vertically integrate by acquiring or increasing internal production and assembly of head gimbal assemblies or headstack assemblies, our operating results could be harmed.

     If one or more of our customers vertically integrates by acquiring or increasing their internal head gimbal assembly or headstack assembly production capability, our business, financial condition and results of operations could be harmed.

Because our customers in the disk drive industry have been limiting the number of suppliers of recording heads, we may not be able to achieve design-in wins.

     Our customers in the disk drive industry have been increasingly moving towards limiting their number of suppliers of recording heads per program. Our customers also have focused their own efforts on fewer and larger new programs. As a result, we expect it will be increasingly important for us to successfully achieve design-in wins for all major programs for our primary customers. As a result, the loss of any customer, a significant decrease in orders from one or more large customers, or if we fail to achieve a design-in win or wins on particular customer programs, our business, financial condition and results of operations could be harmed.

Our industry experiences rapid technological change, and our inability to timely anticipate and develop new products and production technologies could harm our competitive position.

     Technology changes rapidly in our industry. The rapid changes require us to address current technologies and anticipate new technologies. If we are unable to anticipate and smoothly transition to new technologies, our business, financial condition and results of operations may suffer. For example, in the first quarter of fiscal 1998, we incurred a special charge of $114.8 million, primarily for the write-off of equipment and inventory associated with the phase-out of advanced inductive technologies. In the third quarter of fiscal year 1999, we incurred a restructuring charge of $37.7 million for the write-off of equipment associated with our transition to giant magnetoresistive technology and the decrease in customer demand for the earlier generation magnetoresistive heads. In the second quarter of fiscal 2000, we exited certain wafer fab and headstack manufacturing facilities and announced charges of approximately $95 million. Similar changes in the future will have an adverse effect on our business.

     The rapid introduction of new, higher performance products, shorter product life cycles and the trend toward fewer heads per drive places significant pricing pressure on hard disk drives and drive components, including recording heads. In addition, during fiscal 1998, the sub $700 PC market emerged. Users in the sub $700 PC market typically require less storage capacities. As a result, they require a lower number of heads per drive than that for the office desktop computer applications. We expect growth in the sub $700 PC market and the trend for lower number of heads per drive to continue for the foreseeable future.

     We expect the development and advancement of technologies, such as new giant magnetoresistive heads, to continue in fiscal 2001. Other manufacturers may develop more advanced giant magnetoresistive technology or giant magnetoresistive production capability than we possess or may develop. In addition, other alternative data storage technologies, such as solid-state (flash or ferroelectric) memory or optical disk drive technologies, are being developed that do not utilize our products. If one of our competitors introduces improved or new technologies or products before we do, or if we are unable to respond to new product introductions by our competitors, our business, financial condition and results of operations could be seriously harmed.

If we underestimate or overestimate our capacity requirements, our business, financial condition and results of operations could be harmed.

     We have made substantial capital expenditures and installed significant production capacity to support our new technologies, to meet the increased demand for our products, to improve manufacturing yields and to increase our margins. We made capital expenditures during fiscal 2000 of approximately $93.6 million, during fiscal 1999 of $101.0 million and $186.2 million during fiscal 1998. We cannot guarantee that our net sales and cash flows from operations will increase enough to absorb these additional costs or that we will have sufficient capital to finance our planned capital expenditures.

We face risks associated with our international operations that could harm our company.

     Substantially all of our machining, assembly and test operations for our head gimbal assembly, our headstack assembly and tape head assembly operations are conducted outside of the Unites States in Thailand and the Philippines. As a result, our international operations are subject to a variety of risks, including:

     .    obtaining requisite governmental permits and approvals;

     .    currency exchange fluctuations and restrictions;

     .    variable or higher tax rates;

     .    expiration of tax holidays;

     .    political instability;

     . changes in government policies relating to foreign investment and operations;

     .    cultural issues;

     .    labor problems;

     .    trade restrictions;

     .    transportation delays and interruptions; and

     .    changes in tariff and freight rates.

     We have in the past had labor organizational activities at some of our foreign operations. While none of our employees are currently represented by a union, we may be unable to avoid work stoppages or other labor issues in the future.

     In addition, several Asian countries, including Japan, Thailand and the Philippines, have experienced fluctuations in the value of their currencies relative to the U.S. dollar in recent periods. These foreign currency fluctuations may impact our ability to manufacture products in these markets. We enter into foreign currency forward contracts to manage our exposure to foreign currency fluctuations. These hedging activities, however, do not completely eliminate the exposure to foreign currency risk.

Any failure to manage our inventory could adversely affect our company.

     The hard disk drive industry is subject to business cycles and rapid technological change. As a result, if we do not properly manage our inventory, we could have too much, or too little, inventory on hand. We monitor our inventories on a periodic basis and provide inventory write-downs if deemed appropriate for excess, obsolete or lower of cost or market concerns. We have limited remedies in the event of order cancellations because of:

     .    our dependence on a few customers;

     .    the limited number of product programs for each customer; and

     . the magnitude of the commitments we must make to support our customers' product programs.

     If a customer cancels or reduces a product program, or experiences financial difficulties, we may take significant inventory charges. We have taken charges and provided inventory write-downs in the past. We may in the future have to take additional inventory write-downs if we are unable to obtain necessary product qualifications or our customers cancel their orders.

     We manufacture custom products for a limited number of customers. As a result, we cannot typically shift raw materials, work-in-process or finished goods from customer to customer. We must invest substantial resources and make significant materials commitments to our customers. In addition, the disk drive products typically have very short life cycles. Our customers have also implemented just-in-time hubs to limit their purchase order commitments from us. If our customer does not have demand from their end customer, they will not use the inventory from the just-in-time hub. If the inventory is not used, we may have excess or obsolete inventory and increased inventory risk. Customers also have cancelled or materially modified purchase orders with us without significant penalties. Cancelled orders could lead to charges for inventory obsolescence, which could seriously harm our business, operating results and financial condition.

Problems associated with our complex manufacturing processes could harm our revenues.

     Our manufacturing processes involve numerous complex steps. Minor deviations can cause substantial manufacturing yield loss and, in some cases, suspension of production. Manufacturing yields for new products initially tend to be lower until we complete product development and commence volume manufacturing. Yields typically increase as we ramp to full production. Because forward product pricing assumes improving manufacturing yields, material variances between projected and actual manufacturing yields have a direct effect on our gross margin and profitability. In addition, the shortening of product life cycles requires us to produce new products at higher volume and acceptable manufacturing yields without, in many cases, reaching the longer-term, higher volume manufacturing cycle conducive to higher manufacturing yields and declining costs.

Increased amounts of defective products could harm our business.

     We typically test our head gimbal assemblies before shipment to ensure that the head gimbal assemblies meet customer specifications. Customers may return defective lots if the customer determines that an agreed upon percentage of the head gimbal assemblies in the lot do not meet specifications. We expect manufacturing yields to increase during fiscal 2001 as we ramp-up production of our most advanced giant magnetoresistive head gimbal assemblies. However, we may not be able to increase yield or achieve component cost levels, manufacturing yields and productivity levels necessary to achieve adequate margins on giant magnetoresistive head gimbal assemblies.

Because we depend on a limited number of suppliers, if our suppliers experience capacity constraints or production failures, our production could be significantly harmed.

     We depend on a limited number of suppliers and subcontractors for our raw materials. In some cases, we depend on a single source. Limitations or interruptions in the supply of these components could severely and adversely affect our production and operating results. We have limited alternative sources of key materials such as wafer substrates, wires and suspensions and these suppliers are also generally determined in advance by our customers. In addition, we frequently rely on a single equipment supplier for a particular type of equipment due to either a lack of viable alternatives or to insure process consistency. As a result, if our suppliers experience capacity constraints or production failures, our production could be significantly harmed.

If we are unable to adequately protect our intellectual property rights, our operating results and financial condition may be harmed.

     We believe that the success of our business depends on our proprietary technology, information processes and know-how. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We rely primarily on trade secret protection to protect our intellectual property. We face a number of intellectual property risks:

     . our competitors may be able to develop similar technology independently;

     .    we may not be able to adequately protect our technology;

     . claims allowed on any patents held by us may not be sufficiently broad to protect our technology; and

     . foreign intellectual property laws may not adequately protect our intellectual property rights.

     We expect to continue to file patent applications when appropriate to protect our proprietary technologies. However, seeking patent protection can be expensive and time consuming. We may not be able to enforce patents outside the U.S. As a result, we may not be able to stop our competitors from infringing on our patents.

     We have, from time to time, been notified of claims that we may be infringing patents owned by others. If we receive additional claims of infringement in the future, we may decide to seek licenses under patents that we are allegedly infringing. However, we may not be able to obtain a license on acceptable terms.

If we have to defend an infringement claim or if we fail to obtain a key patent license, we may incur substantial liabilities or be unable to manufacture products utilizing such patented inventions.

Our inability to retain and attract key personnel and a skilled workforce may materially and adversely affect our financial condition.

     We depend on a limited number of key management, sales, engineering, customer support and product development personnel. Many of our key personnel would be difficult to replace and are not subject to employment or non-competition agreements. We believe our future success will depend on our ability to attract and retain highly-skilled managerial, engineering, sales, customer support and product development personnel. Competition for qualified personnel in our industry and geographic locations is intense. If we are unable to retain existing or hire key personnel, our business, financial condition and results of operations could be harmed.

The nature of our operations makes us susceptible to material environmental liabilities which could adversely affect our financial condition.

     We are subject to a variety of federal, state, local and foreign regulations relating to:

     . the use, storage, discharge and disposal of hazardous materials used during our manufacturing process;

     .    the treatment of water used in our manufacturing process; and

     .    air quality management.

     We are required to obtain necessary permits for expanding our facilities. We must also comply with new regulations on our existing operations. Public attention has increasingly been focused on the environmental impact of manufacturing operations that use hazardous materials. If we fail to comply with environmental regulations or fail to obtain the necessary permits:

     .    we could be subject to significant penalties;

     . our ability to expand or operate at locations in California or our locations in Thailand and the Philippines could be restricted;

     . our ability to establish additional operations in other locations could be restricted; or

     . we could be required to obtain costly equipment or incur significant expenses to comply with environmental regulations.

     Any accidental hazardous discharge could result in significant liability and clean-up expenses which could harm our business, financial condition and results of operations.

     We use a significant amount of water in our manufacturing process. Future drought conditions could cause the state or local authorities to mandate higher fees or reductions in water usage allocations. If we are required to restrict our production because of water scarcity, our business, financial condition and results of operations could be adversely affected.

Possible volatility of price of common stock

       The market price of our common stock has been volatile in the past, and the market price of our common stock may be volatile in the future. The market price of our common stock may be significantly affected by the following factors:

     .    the cyclical nature of the markets addressed by our products;

     .    the availability and extent of utilization of manufacturing capacity;

     .    erosion in the price of our products;

     . the timing of new product introductions, the ability to develop and implement new technologies and other competitive factors;

     . our announcement of new products or product enhancements or similar announcements by our competitors; and

     . general market conditions or market conditions specific to particular industries.

       In addition, the stock prices of many companies in the technology and emerging growth sectors have fluctuated widely due to events unrelated to their operating performance. These fluctuations may adversely affect the market price of our common stock. See "Price Range of Common Stock."

We may not be able to raise future capital for the substantial capital expenditures needed to operate our business competitively.

     Our business is highly capital intensive. We need to have enough production capacity and flexibility to meet our customers' needs. Our ability to accurately plan our expected production capacity may be inhibited by:

     .    the pace of technological change;

     .    availability of financing;

     .    unpredictable demand variations;

     .    the effects of variable manufacturing yields; and

     . the long lead times for our plant and equipment expenditures, requiring major expenditure commitments well before actual requirements.

     Due to our recent financial performance, we may not be able to maintain adequate sources of capital to finance our capital expenditures. We do not know when the additional financing will be available to us or available on favorable terms. If we use equity as a source of capital, it could be dilutive to existing stockholders and noteholders.


                                USE OF PROCEEDS

     The proceeds that Read-Rite received from the private placements will be used for general working capital purposes.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of high and low sale prices of our common stock for the indicated periods, as reported by the Nasdaq National Market.

                                                    High           Low
                                                  ---------     ---------
Fiscal year ended September 30, 1998:
 First Quarter..............................      $  27-1/4      $ 15-1/8
 Second Quarter.............................        17-9/16        12-3/8
 Third Quarter..............................         15-1/2         6-3/4
 Fourth Quarter.............................        9-13/16        5-7/16
Fiscal year ended September 30, 1999:
 First Quarter..............................      $ 17-1/16      $  5-3/4
 Second Quarter.............................        20-9/16        6-3/64
 Third Quarter..............................          9-1/2         5-1/8
 Fourth Quarter.............................          6-7/8         3-1/2
Fiscal year ending September 30, 2000:
 First Quarter..............................      $       6      $  3-3/8
 Second Quarter.............................          6-3/4             3
 Third Quarter..............................          4-3/4         1-7/8
 Fourth Quarter.............................         11-3/4        2-1/16

     On January 8, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $5.66 per share.

                                DIVIDEND POLICY

     We do not pay dividends on our common stock. We currently intend to retain all earnings, if any, for use in our business and do not anticipate paying cash dividends to holders of our common stock.

                              PLAN OF DISTRIBUTION

     The State of Wisconsin Investment Board (the "selling stockholder") may sell all or a portion of the shares from time to time on the Nasdaq National Market for its own accounts at prices prevailing in the public market at the times of such sales. The selling stockholder may also make private sales directly or through one or more brokers. These brokers may act as agents or as principals. The selling stockholder will pay all sales commissions and similar expenses related to the sale of the shares. We will pay all expenses related to the registration of the shares.

     The selling stockholder and any broker executing selling orders on behalf of the selling stockholder may be considered an "underwriter" under the Securities Act. As a result, commissions received by a broker may be treated as underwriting commissions under the Securities Act. Any broker-dealer participating as an agent in that kind of transaction may receive commissions from the selling stockholder and from any purchaser of shares.

                             SELLING STOCKHOLDERS

     The following table lists, as of the date of this Prospectus, (i) the name of the selling stockholder, (ii) the number of shares of Common Stock that such selling stockholder beneficially owned as of such date, (iii) the number of shares of Common Stock owned by the selling stockholder that may be offered for sale from time to time by this Prospectus, and (iv) the number of shares of Common Stock to be held by the selling stockholder assuming the sale of all the Common Stock offered under this Prospectus. Except as indicated, the selling stockholder has not held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our Common Stock. We may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.


                                                                                                    Shares Beneficially Owned
                                          Shares                           Shares Which May              After Offering
                                       Beneficially       Percentage      be Sold Pursuant to      ----------------------------
          Selling Shareholder             Owned*          Ownership         this Prospectus          Number         Percent(%)*
------------------------------------   -------------     ------------     --------------------     -----------    -------------
State of Wisconsin Investment Board
  P.O. Box 7842
  Madison, WI 53707..................  15,296,244               22.3%              2,700,000        12,596,244           19.1%

* based on 68,714,350 shares of Common Stock consisting of 61,957,208 shares of Common Stock on August 6, 2000; 4,057,142 shares of Common Stock issued on or around August 31, 2000 to the State of Wisconsin Investment Board, as selling stockholder hereunder, and Tyco Sigma Ltd. and previously registered on Registration Statement 333-48028; and 2,700,000 shares of Common Stock issued to the State of Wisconsin Investment Board on November 14, 2000 and registered hereby.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered by this prospectus will be passed upon for Read-Rite Corporation by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended September 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

     .    Annual Report on Form 10-K for the fiscal year ended September 30,
          2000,

     . The description of our common stock which is contained on our Registration Statement on Form 8-A filed with the Commission on September 6, 1991 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating any such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Investor Relations Department
     Read-Rite Corporation
     44100 Osgood Road
     Fremont, California  94539
     (510) 683-7676

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

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